FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 2014

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X                                        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                         No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated July 2, 2014 – Linaro announces Android Open Source Project build for ARMv8-A Architecture is ready and running on a 64-bit multi-core SoC

2.	Press release dated July 10, 2014 – UK Govt Backs Geomerics to Revolutionize the Movie Industry

3.	Press release dated July 15, 2014 – Introducing Thread: A New Wireless Networking Protocol for the Home

4.	Press release dated July 23, 2014 – ARM Mali Video and Display Technology to Power Next Generation of Atmel Devices

5.	Press release dated July 23, 2014 - Holding(s) in Company

6.	Press release dated July 23, 2014 - Transaction in Own Shares

7.	Press release dated July 24, 2014 - Transaction in Own Shares

8.	Press release dated July 25, 2014 - Transaction in Own Shares

9.	Press release dated July 25, 2014 – Block Listing Six Monthly Return

10.	Press release dated July 28, 2014 - Transaction in Own Shares

11.	Press release dated July 29, 2014 - Transaction in Own Shares

12.	Press release dated July 30, 2014 - Transaction in Own Shares

13.	Press release dated August 1, 2014 - Director/PDMR Shareholding

14.	Press release dated August 1, 2014 - Total Voting Rights

15.	Press release dated August 1, 2014 - Transaction in Own Shares

16.	Press release dated August 1, 2014 - ARM Concludes its Acquisition of Duolog Technologies

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2014

ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name:	Tim Score
Title:	Chief Financial Officer

Item 1

Linaro announces Android Open Source Project build for ARMv8-A Architecture is ready and running on a 64-bit multi-core SoC

ARMv8-A architecture enablement to accelerate with silicon and software availability

[Cambridge, UK; 2 July 2014] Following the recent announcement of the Android™ L Developer Preview, Linaro, the collaborative engineering organization developing open source software for the ARM® architecture, today announced that a build of the Android Open Source Project (AOSP) to the ARMv8-A architecture has been made available as part of the Linaro 14.06 release. This build has been tested on an ARMv8-A 64-bit hardware development platform, code-named “Juno”, available from ARM for lead and ecosystem partners.

The Linaro ARMv8-A reference software stack combined with the ARM Development Platform (ADP) provides the ARM ecosystem with a foundation to accelerate Android availability on 64-bit silicon. The announcement is the culmination of a broad architecture enablement program carried out by Linaro, ARM and the ARM partnership. ARM partners now have access to a broad range of supporting material including the ARMv8 Fast Models, open source toolchain from Linaro and supporting documentation.

“The ARM ecosystem is rapidly preparing for the benefits a 64-bit ARM architecture will bring to devices starting this year,” said James McNiven, general manager of systems and software at ARM. “Our collaboration with Linaro will enable our partners to create 64-bit devices that will drive the best next-generation mobile experience on Android operating systems, while also providing full compatibility with today’s 32-bit mobile ecosystem that is optimized on ARM-v7A.”

The Linaro 14.06 release includes a 64-bit primary/32-bit secondary binary image and source code based on the Linaro Stable Kernel (LSK) 3.10 for Android, compiled with GCC 4.9 and tested on both the ARMv8-A 64-bit hardware platform and ARMv8-A Fast Models. The AOSP is based on the Open Master snapshot downloaded on June 1st with HDMI drivers loaded as modules. The release is built with the Android runtime (ART) compiler as the default virtual machine. Peripheral and advanced power management support plus several accelerations will not be available in this release, but will follow in future releases on a monthly cadence.

“We have been using ARM Fast Models to develop for AOSP for a long time and it is testament to the quality of our collaborative engineering that we have delivered them running on the ARMv8-A hardware platform so quickly,” said George Grey, Linaro CEO. “We look forward to working closely with our members to enable them to deliver next generation Android solutions rapidly to the market.”

The ARMv8-A hardware development platform includes an SoC with a quad-core ARM Cortex®-A53 CPU and dual-core ARM Cortex-A57 CPU in an ARM big.LITTLE™ processing configuration with a quad-core ARM Mali™-T624 GPU linked via ARM CoreLink™ system IP and implemented using ARM Artisan® physical IP. The development platform with its ARMv8-A software stack provides ARM software and silicon partners with a common foundation to accelerate their ARMv8-A software development. Further information about this platform is available from the ARM website here: www.arm.com/juno.

About Linaro

Linaro is the place where engineers from the world’s leading technology companies define the future of Linux on ARM. The company is a collaborative engineering organization with over 200 engineers working on consolidating and optimizing open source software for the ARM architecture, including developer tools, the Linux kernel, ARM power management, and other software infrastructure. Linaro is distribution neutral: its goal is to provide the best software foundations to everyone, and to reduce non-differentiating and costly low level fragmentation.

To ensure commercial quality software, Linaro’s work includes comprehensive test and validation on member hardware platforms. The majority of Linaro’s engineering work is open to all online. To find out more, please visit  http://www.linaro.org/.

About ARM

ARM is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy efficient-processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 50 billion Systems on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

Partner Testimonials

Allwinner Technology

“We are working closely with Linaro to take our leadership experience in Android tablets into the digital home and beyond,” said Jack Lee, Chief Marketing Officer of Allwinner. “The Linaro builds of the Android Open Source Project (AOSP) for 64-bit ARMv8 platforms will be a key building block to enable us to offer a range of differentiated solutions across multiple markets.”

About Allwinner: Allwinner Technology is a leading fabless design company dedicated to smart application processor SoCs and smart analog ICs. Its product line includes multi-core application processors for smart devices and smart power management ICs used by brands worldwide. With its focus on cutting edge UHD video processing, high performance multi-core CPU/GPU integration, and ultra-low power consumption, Allwinner Technology is a mainstream solution provider for the global tablet, internet TV, smart home device, automotive in-dash device, smart power management, and mobile connected device markets. Allwinner Technology is headquartered in Zhuhai, China. See www.allwinnertech.com for more information. Follow Allwinner on Twitter @AllwinnerTech. Media contact: service@allwinnertech.com.

Texas Instruments

“Linaro’s release of AOSP and OpenEmbedded builds running on ARMv8 hardware and models is an important step in the development of the next generation of our SoCs for multiple markets,” said Matthew Watson, Product Line Manager, Infotainment Processors, Texas Instruments. “We look forward to working closely with Linaro to deliver ARMv8-based solutions, targeting markets including networking equipment, automotive, industrial, and other markets.”

About Texas Instruments: Texas Instruments Incorporated (TI) is a global semiconductor design and manufacturing company that develops analog ICs and embedded processors. By employing the world's brightest minds, TI creates innovations that shape the future of technology. TI is helping more than 100,000 customers transform the future, today. Learn more at www.ti.com.

Item 2

UK Govt Backs Geomerics to Revolutionize the Movie Industry

Cambridge, UK - JULY 10, 2014 - Geomerics, an ARM® company, has won backing from the UK's Technology Strategy Board (TSB) to bring its real-time graphics rendering techniques from the gaming world to the big screen. The award, worth £1million, will enable Geomerics and its partners to take a revolutionary step for filmmakers, allowing instant rendering of complex animation sequences, saving cost and production time.

"Real-time computer graphics technology can now meet the quality demands of both film and television," said Dr Chris Doran, director, Geomerics. "Providing our lighting technology to big screen filmmakers enables them to deliver movies with compelling visual experiences faster and for less money with the quality that moviegoers expect. This will be a dramatic shift in the industry's production practices."

The funding, made available by the U.K.'s Technology & Strategy Board (TSB), is part of the 'Cross Platform Production in Digital Media' competition announced last year. The TSB's goal is to accelerate UK economic growth by stimulating and supporting business-led innovation. The digital economy is a strategic focus, and it views the game and film industries as crucial players.

Geomerics' competition entry created interest because of its potential to make the film, television and on-line video services industry more efficient. One of the most time-consuming parts of the editing process where computer-generated effects are used is in rendering, particularly lighting. At present filmmakers edit sequences offline and then render them to bring them up to full quality which can take 8-24 hours. By contrast, the gaming world has had to develop real-time rendering techniques so complex full-quality graphics sequences can be instantly produced on consoles and mobile phones.

Geomerics' Enlighten real time global illumination technology is already used in mainstream games such as Battlefield 3 and 4, Need for Speed Rivals, Eve Online, and Medal of Honor: Warfighter. The company is now focused on developing interactive workflows for producing high-end graphics and lighting across all media types.

Geomerics comes from Cambridge's so-called Silicon Fen area and became part of ARM, the UK's most successful technology export company, in December 2013.

Ends

Notes to Editors

Contacts

Eric Schumacher
+1 310 403 8456
Neology Marketing Communications
erics@neologyconcepts.com

Andy Winstanley
+44 1223 405244/+44 7788 249712
Head of corporate PR, ARM
andy.winstanley@arm.com

About Geomerics

Geomerics delivers cutting-edge graphics technology to customers in the games and entertainment industries. The company's Enlighten technology is behind the lighting in best-selling titles including Battlefield 4, Need for Speed: Rivals, Plants versus Zombies: Garden Warfare, Eve Online and Quantum Conundrum. Geomeric's Enlighten revolutionary technology brings global illumination to real-time gaming. For the first time, all aspects of lighting can be updated in real time, in game, on today's consoles. Instant feedback opens up new worlds of creative possibilities for gamers and artists alike. Visit www.geomerics.com for more information.

In 2013, Geomerics was acquired by ARM, the company at the heart of the world's most advanced digital products. ARM technology enables the creation of new markets and transformation of industries and society, with scalable, energy efficient-processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things. ARM Partners have shipped more than 50 billion ARM-based Systems on Chip (SoCs) since the company began in 1990.

ARM is a registered trademark of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. All other brands or product names are the property of their respective holders."ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time.

None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions. This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

Item 3

Introducing Thread: A New Wireless Networking Protocol for the Home

Industry-leading companies form Thread Group to create simple, secure and low-power network for the home and its connected products

SAN RAMON, Calif. - July 15, 2014 - Recognizing the need for a new and better way to connect products in the home, seven companies today announced that they've joined forces to form the Thread Group (www.threadgroup.org) and develop Thread, a new IP-based wireless networking protocol. The charter of the Thread Group is to guide the adoption of the Thread protocol. Thread Group founding members consist of industry-leading companies including Yale Security, Silicon Labs, Samsung Electronics, Nest Labs, Freescale® Semiconductor, Big Ass Fans and ARM.

While currently available 802.15.4 networking technologies have their own advantages, each also has critical issues that prevent the promise of the Internet of Things (IoT) from being realized. These include lack of interoperability, inability to carry IPv6 communications, high power requirements that drain batteries quickly and "hub and spoke" models dependent on one device (if that device fails, the whole network goes down). With Thread, product developers and consumers can easily and securely connect more than 250 devices into a low-power, wireless mesh network that also includes direct Internet and cloud access for every device.

"Existing wireless networking approaches were introduced long before the Internet of Things gained ground," said Vint Cerf, vice president and chief Internet evangelist, Google and advisor to the Thread Group. "The Thread protocol takes existing technologies and combines the best parts of each to provide a better way to connect products in the home."

"A number of networking solutions and platforms have been introduced to address the growing demand for connected products in the home," said Lisa Arrowsmith, associate director, connectivity, smart homes and smart cities, IHS Technology. "Built on well-proven standards, including IEEE 802.15.4, IETF IPv6 and 6LoWPAN, Thread represents a resilient, IP-based solution for the rapidly growing Internet of Things."

Not Just Another Standard

Unlike many existing technologies or IoT approaches, Thread is not an application protocol or a connectivity platform for many types of disparate networks. Thread is an IPv6 networking protocol built on open standards, designed for low power 802.15.4 mesh networks. Existing popular application protocols and IoT platforms can run over Thread networks. A version of Thread is already being used successfully in Nest products today.

A Better Network for Developers

Using proven standards and IPv6 technology with 6LoWPAN as its foundation, Thread offers product developers numerous technological advantages over existing wireless standards:

•	Reliable networks: Thread offers robust self-healing mesh networks that scale to hundreds of devices with no single point of failure. Devices are ready when people need them.

•	Secure networks: Thread networks feature secure, banking-class encryption. Thread closes identified security holes found in other wireless protocols and provides worry-free operation.
•
Simple connectivity: Thread devices are simple to install with a smartphone, tablet or computer. Consumers can securely connect Thread devices in the home to each other and to the cloud for easy control and access from anywhere.

•
Low power: Thread supports battery-operated devices as part of a home network. This allows the devices that people use every day - including thermostats, lighting controls, safety and security products - to be a part of the network without requiring constant charging or frequent battery changes.

Millions of existing 802.15.4 wireless devices already on the market can run Thread with just a software enhancement -- no new hardware required. Thread is designed for quick implementation and deployment of devices throughout the home.

Easy to Set Up, Easy to Use

Thread is designed with a new security architecture that allows consumers to simply and securely add and remove products to the network via a smartphone, tablet or computer. Thread's mesh network technology provides improved reliability and coverage anywhere in the home and Thread products will be tested to ensure that they work together effortlessly and securely right out of the box. Thread products will also bear the Thread logo, indicating they have been certified for quality, security and interoperability -- and to help consumers identify them on the market.

Thread Group Membership

The Thread Group is focused on educating product developers and consumers on the benefits of Thread through marketing and rigorous, meaningful product certification. The Thread Group will offer two tiers of membership, Sponsor and Contributor. Interested parties can review membership benefits and register at http://www.threadgroup.org/Join.aspx.

About Thread

Designed for consumers and devices in and around the home, Thread easily and securely connects hundreds of devices to each other and directly to the cloud using real Internet Protocols in a low-power, wireless mesh network. The non-profit Thread Group is focused on making Thread the foundation for the Internet of Things in the home, educating product developers and consumers on the unique features and benefits of Thread and ensuring a great user experience through rigorous, meaningful product certification. Thread is backed by industry-leading companies including ARM, Big Ass Fans, Freescale Semiconductor, Nest Labs, Inc., Samsung, Silicon Labs and Yale Security. For more information, please visit www.threadgroup.org.

Media Contact:
Alisa Pfeil
media@threadgroup.org

Item 4

ARM Mali Video and Display Technology to Power Next Generation of Atmel Devices

Leading MCU provider to deploy a range of ARM Cortex processor and ARM Mali IP in industrial, consumer applications

Cambridge, UK - July 23, 2014 - ARM announced today it has licensed processor and security IP to Atmel Corporation for use in a wide array of devices requiring image, video and display capabilities. Atmel plans to integrate the newly licensed ARM® technology into silicon targeted at wearable devices and automated factory tasks reliant on image processing such as the identification of faulty products. The license includes the ARM Cortex®-A7 processor, ARM Mali™-V500 video accelerator, Mali-DP500 display processor, and ARM TrustZone® technology.

"Atmel and ARM have a successful history of collaboration," said Pete Hutton, executive vice president and president of product groups, ARM. "That partnership continues to build with Atmel now expanding its ARM IP portfolio to include even stronger security and richer media processing technology that prepares the way for new and exciting products in emerging markets such as IoT, wearables and factory automation."

The energy efficiency and small die area advantages of ARM Mali-V500 and Mali-DP500 enables full HD 1080p60 resolution capabilities on a single core, which is ideally suited for cost-conscious applications. Additionally, both the ARM Mali-V500 and Mali-DP500 incorporate support for ARM TrustZone technology for hardware-backed content security from download to display.

"As IoT and wearable devices become smaller, more sophisticated and integrated, the SoCs used in the devices will need to offer more features and functionality in smaller packages," said Reza Kazerounian, senior vice president and general manager, microcontroller business unit at Atmel. "The small area footprint of the ARM Cortex and Mali multimedia solutions will allow us to offer HD video and display processing in unprecedented sizes."

With Mali-DP500, Atmel SoCs will have the capability to deliver UI functionality such as multi-layer composition, scaling and post-processing with support from ARM's Frame Buffer Compression (AFBC) protocol. This technology is unique to ARM and is capable of delivering a 60 percent reduction in system bandwidth for video playback.

Press Contacts

ARM

Phil Hughes
(512) 330-1844 / (512) 694-7382
Senior PR Manager, ARM
phil.hughes@arm.com

About ARM

ARM is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy-efficient processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 50 billion Systems on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

Legal

ARM, Trustzone and Cortex are registered trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. Mali is a trademark of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. All other brands or product names are the property of their respective holders. All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time.

None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions. This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

 Item 5

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	ARM Holdings Plc
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	Baillie Gifford & Co
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: v	03 July 2014
6. Date on which issuer notified:	04 July 2014
7. Threshold(s) that is/are crossed or reached: vi, vii	5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary Share GB0000595859	70,530,313	70,530,313	Below 5%		Below 5%		Below 5%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
N/A					Nominal	Delta

Total (A+B+C)
Number of voting rights	Percentage of voting rights
Below 5%	Below 5%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
 In the narrative below, the figures in [ ] indicate the amount of voting rights and the percentage held by each controlled undertaking where relevant.

Baillie Gifford & Co, a discretionary investment manager, is the parent undertaking of an investment management group.

 Its wholly-owned subsidiary undertaking Baillie Gifford Overseas Limited [Below 5%] is also a discretionary investment manager.

Its wholly-owned subsidiary undertaking Baillie Gifford & Co Limited [Below 5%] is an OEIC Authorised Corporate Director and Unit Trust Manager which has delegated its discretionary investment management role to Baillie Gifford & Co.

Its wholly-owned subsidiary undertaking Baillie Gifford Life Limited [Below 5%] is a life assurance company which procures discretionary investment management services from Baillie Gifford & Co in respect of its own account shareholdings.

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:	Paul Salmond
15. Contact telephone number:	0131 275 3169

Item 6

ARM Holdings plc (the 'Company')

Transaction in Own Shares

The Company announces that on 23 July 2014 it purchased 300,000 of its ordinary shares through UBS Limited at a volume weighted average price of 889.0269 pence per share. The highest price paid per share was 890.0 pence and the lowest price paid per share was 886.0 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 1,680,065 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,407,959,669.

ENDS

Item 7

ARM Holdings plc (the 'Company')

Transaction in Own Shares

The Company announces that on 24 July 2014 it purchased 500,000 of its ordinary shares through UBS Limited at a volume weighted average price of 871.9863 pence per share. The highest price paid per share was 879.75 pence and the lowest price paid per share was 863.50 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 2,180,065 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,407,459,669.

ENDS

Item 8

ARM Holdings plc (the 'Company')

Transaction in Own Shares

The Company announces that on 25 July 2014 it purchased 500,000 of its ordinary shares through UBS Limited at a volume weighted average price of 873.7735 pence per share. The highest price paid per share was 879.50 pence and the lowest price paid per share was 865.00 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 2,680,065 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,406,959,669.

ENDS

500,000 shares at a price of 873.7735p for Treasury.

Highest price paid: 879.50p
Lowest price paid: 865.00p

Item 9

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 16 July 2014

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Executive Share Option Scheme
Period of return:	From:	15 January 2014	To:	14 July 2014
Balance of unallotted securities under scheme(s) from previous return:		7,021,384
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		7,860
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		7,013,524
Name of contact:		Ian Thornton
Telephone number of contact:		+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 16 July 2014

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Stock Option Plan
Period of return:	From:	15 January 2014	To:	14 July 2014
Balance of unallotted securities under scheme(s) from previous return:		18,260,006
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		18,260,006
Name of contact:		Ian Thornton
Telephone number of contact:		+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 16 July 2014

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc NQ US schemes
Period of return:	From:	15 January 2014	To:	14 July 2014
Balance of unallotted securities under scheme(s) from previous return:		39,754,195
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		195,029
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		39,559,166
Name of contact:		Ian Thornton
Telephone number of contact:		+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 16 July 2014

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Savings Related Share Scheme
Period of return:	From:	15 January 2014	To:	14 July 2014
Balance of unallotted securities under scheme(s) from previous return:		580,580
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		5,626
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		574,954
Name of contact:		Ian Thornton
Telephone number of contact:		+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 16 July 2014

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Unapproved Share Option Scheme
Period of return:	From:	15 January 2014	To:	14 July 2014
Balance of unallotted securities under scheme(s) from previous return:		45,710,430
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		45,710,430
Name of contact:		Ian Thornton
Telephone number of contact:		+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 16 July 2014

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Savings Related Share Option Plan
Period of return:	From:	15 January 2014	To:	14 July 2014
Balance of unallotted securities under scheme(s) from previous return:		216,721
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		216,721
Name of contact:		Ian Thornton
Telephone number of contact:		+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 16 July 2014

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Employee Equity Plan
Period of return:	From:	15 January 2014	To:	14 July 2014
Balance of unallotted securities under scheme(s) from previous return:		7,003,623
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		6,427,974
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		575,649
Name of contact:		Ian Thornton
Telephone number of contact:		+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 16 July 2014

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Long Term Incentive Plan
Period of return:	From:	15 January 2014	To:	14 July 2014
Balance of unallotted securities under scheme(s) from previous return:		4,266,041
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		1,160,714
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		3,105,327
Name of contact:		Ian Thornton
Telephone number of contact:		+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 16 July 2014

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Deferred Annual Bonus Plan
Period of return:	From:	15 January 2014	To:	14 July 2014
Balance of unallotted securities under scheme(s) from previous return:		4,934,218
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		1,297,731
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		3,636,487
Name of contact:		Ian Thornton
Telephone number of contact:		+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 16 July 2014

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc US Employee Stock Purchase Plan
Period of return:	From:	15 January 2014	To:	14 July 2014
Balance of unallotted securities under scheme(s) from previous return:		1,034,413
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		280,996
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		753,417
Name of contact:		Ian Thornton
Telephone number of contact:		+44 1223 400796

END

Item 10

ARM Holdings plc (the 'Company')

Transaction in Own Shares

The Company announces that on 28 July 2014 it purchased 500,000 of its ordinary shares through UBS Limited at a volume weighted average price of 850.0188 pence per share. The highest price paid per share was 862.50 pence and the lowest price paid per share was 837.00 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 3,180,065 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,406,459,669.

ENDS

Item 11

ARM Holdings plc (the 'Company')

Transaction in Own Shares

The Company announces that on 29 July 2014 it purchased 500,000 of its ordinary shares through UBS Limited at a volume weighted average price of 847.7453 pence per share. The highest price paid per share was 853.50 pence and the lowest price paid per share was 841.00 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 3,680,065 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,405,959,669.

ENDS

Item 12

ARM Holdings plc (the 'Company')

Transaction in Own Shares

The Company announces that on 30 July 2014 it purchased 500,000 of its ordinary shares through UBS Limited at a volume weighted average price of 842.1952 pence per share. The highest price paid per share was 852.00 pence and the lowest price paid per share was 834.00 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 4,180,065 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,405,459,669.

ENDS

Item 13

Director/PDMR Shareholding

RNS Number : 0425O

Announcement of dealings by PDMRs

ARM Holdings plc (the "Company") announces the following dealings by PDMRs of the Company:

Allen Wu sold 24,000 shares at a price of 853.00 pence per share on 30 July 2014. His total resultant holding is 11,581shares.

ENDS

Item 14

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's issued share capital as at 31 July 2014 consists of 1,409,639,734 ordinary shares of .05 pence each with voting rights.  ARM Holdings plc currently holds 4,180,065 ordinary shares in Treasury.

Therefore, the total number of voting rights in ARM Holdings plc is 1,405,459,669.

The above figure 1,405,459,669 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FCA's Disclosure and Transparency Rules.

End

Item 15

ARM Holdings plc (the 'Company')
RNS Number: 0932O

Transaction in Own Shares

The Company announces that on 1 August 2014 it purchased 500,000 of its ordinary shares through UBS Limited at a volume weighted average price of 839.7426 pence per share. The highest price paid per share was 856.50 pence and the lowest price paid per share was 828.00 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 4,680,065 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,404,959,669.

ENDS

Item 16

ARM Concludes its Acquisition of Duolog Technologies

Cambridge, UK - 01 August, 2014 - ARM has concluded its acquisition of Duolog Technologies, a leader in design configuration and integration technology for the semiconductor industry. The acquisition strengthens ARM's IP configuration and integration capability, helping ARM partners design and deploy system IP and manage increasing SoC integration complexity.

About ARM

ARM is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy efficient-processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 50 billion Systems on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.